EK Beverages, Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EK Beverages, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 24, 2023
Vincenzo Mongio

EK Beverages, Inc
Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	227,860	23,432
Accounts Receivable	11,942	2,216
Total Current Assets	239,802	25,648
Non-current Assets		
Equipment, net of Accumulated Depreciation	-	333
Other Assets	452	1,350
Total Non-Current Assets	452	1,683
TOTAL ASSETS	240,254	27,331
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	5,631	6,581
Current Portion of Notes Payable	5,966	3,141
Sales Tax Payable	-	35
Total Current Liabilities	11,597	9,757
Long-term Liabilities		
Future Equity Obligations	220,000	-
Notes Payable	46,340	31,351
Total Long-Term Liabilities	266,340	31,351
TOTAL LIABILITIES	277,938	41,108
EQUITY		
Capital Distributions Prior to Merger to C-Corporation	(40,176)	(36,282)
Accumulated Deficit	2,492	22,505
Total Equity	(37,684)	(13,777)
TOTAL LIABILITIES AND EQUITY	240,254	27,331

EK Beverages, Inc
Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	179,170	125,741
Cost of Revenue	53,700	43,846
Gross Profit	125,470	81,895
Operating Expenses		
Chef Space Rent	14,400	14,400
Depreciation Expense	333	11,554
General and Administration	39,003	10,787
Advertising and Marketing	5,822	6,998
Keg Expense	5,807	6,706
Legal and Professional Fees	8,566	5,220
Tax Expense	2,450	5,766
Rent or Lease	1,646	4,212
Payroll Expense	22,696	3,992
Equipment	2,054	2,925
Research and Development	2,499	1,455
Travel	1,704	479
Amortization	-	319
Guaranteed Payments	39,200	-
Total Operating Expenses	146,180	74,813
Operating Income (loss)	(20,710)	7,082
Other Income		
Debt Forgiveness	-	31,600
Tax Exempt Income	-	8,000
Other Income	1,013	158
Total Other Expense	1,013	39,758
Other Expense		
Interest Expense	-	1,776
Donation	317	855
Miscellaneous	-	-
Total Other Expense	317	2,631
Provision for Income Tax	-	-
Net Income (loss)	(20,013)	44,209

EK Beverages, Inc
Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(20,013)	44,209
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(9,726)	(925)
Depreciation Expense	333	11,554
Credit Cards Payable	(949)	(10,459)
Sales Tax Payable	(32)	35
Other Assets	(3,886)	1,033
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(14,260)	1,238
Net Cash provided by (used in) Operating Activities	(34,273)	45,447
INVESTING ACTIVITIES		
Purchase of Equipment	-	(10,731)
Net Cash provided by (used by) Investing Activities	-	(10,731)
FINANCING ACTIVITIES		
Cash Inflows/(Outflows) from Issuance/(Repayments) on Debt	22,595	(13,688)
Proceeds from Issuances of Future Equity Obligations	220,000	-
Cash Outflows from Owner's Draw	(3,894)	(48,634)
Net Cash provided by (used in) Financing Activities	238,701	(62,322)
Cash at the beginning of period	23,432	51,038
Net Cash increase (decrease) for period	204,428	(27,606)
Cash at end of period	227,860	23,432

EK Beverages, Inc
Statement of Changes in Shareholder Equity

	Class A Common Stock		APIC/Member's Contributions and Distributions	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	-	-	12,352	(21,704)	(9,352)
Capital Distributions Prior to Merger to C-Corporation	-	-	(48,634)	-	(48,634)
Net Income (Loss)	-		-	44,209	44,209
Ending Balance 12/31/2021	-	-	(36,282)	22,505	(13,777)
Capital Distributions Prior to Merger to C-Corporation	-	-	(3,894)	-	(3,894)
Issuance of Common Stock Upon Merger to C-Corporation	1,000,000	-	-	-	-
Net Income (Loss)	-		-	(20,013)	(20,013)
Ending Balance 12/31/2022	1,000,000	-	(40,176)	2,492	(37,684)

EK Beverages, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EK Beverages, Inc ("the Company") was formed in Delaware on October 11, 2022 and merged with Elixir Kombucha, LLC, a Kentucky entity, on the same date. The Company earns revenue via sales of packaged beverages. The Company's headquarters is in Louisville, Kentucky. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time cash is received which does not occur until goods have been shipped and the performance obligation is complete. For products sold through distribution, payment is received on net 15 terms. For products sold wholesale, payment is net 30 terms. For products sold direct to consumer, payment is received immediately, often before delivery of the product.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	7	20,132	20,132	-	-
Grand Total	-	**20,132**	**20,132**	-	-

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In June 2020, the Company entered into a loan agreement for $25,000 with an interest rate of 3.75% and a maturity date of June 23, 2050. The loan is unsecured. Monthly payments of $115 are required. In 2022, the Company received an additional $50,000 at the same interest rate and with the same maturity date. Monthly payments increased to $243. The balance of these loans as of December 31, 2021, and 2022 was $24,649 and $47,303 respectively.

In April 2021, the Company entered into a loan agreement for $9,000 with an interest rate of 7.09% and a maturity date of April 22, 2024. This loan is unsecured. Monthly payments of $278 are required. The balance of this loan as of December 31, 2021, and 2022 was $6,739 and $2,453, respectively.

In March of 2019, the Company took out a revolving line of credit with an interest rate of 9.15% and a credit limit of $20,000. The balance of the line of credit debt was $2,550 as of December 31st, 2022.

Simple Agreements for Future Equity (SAFE) - The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $6M.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$5,966
2024	$2,190
2025	$1,577
2026	$1,577
2027	$1,577
Thereafter	$39,419

NOTE 6 – LEASES

The Corporation leases its current production space under a month-to-month lease requiring monthly payments of $1,200. This lease will be cancellable upon 6 month's prior notice. Future lease payments as of 1/1/23 are as follows:

Year Ending December 31,	Payment
2023	36,000
2024	36,000
2025	36,000
2026	-
2027	-
Thereafter	-

NOTE 7 – EQUITY

The Company has authorized 15,000,000 Common shares with a par value of $0.000002 per share, of which 10,000,000 are Class A Common Stock and 5,000,000 are Class B Common Stock. 1,000,000 Class A Common shares were issued and outstanding as of December 31, 2022.

Voting: Class A Common Stockholders are entitled to 10 votes per share; Class B Common Stockholders are entitled to 1 vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 24, 2023, the date these financial statements were available to be issued.

In February of 2023, the Company entered into a loan agreement totaling $132,000. The loan accrues interest at 5% and has a maturity date in 2033. Monthly repayments began in April of 2023.

In March of 2023, the Company entered into a loan agreement totaling $198,000 in order to purchase equipment and furniture and fixtures. The loan accrues interest at 6.25% and has a maturity date in 2033. Monthly repayments began in April of 2023.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a loss, experienced negative cash flows, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.